Exhibit 22.1

List of Subsidiary Guarantors

Debt securities issued by Americold Realty Operating Partnership, L.P. may be fully and unconditionally guaranteed by the following subsidiaries of Americold Realty Trust, Inc.:

Subsidiary Registrant	Jurisdiction of Incorporation or Organization
Americold Australian Holdings Pty Ltd	Australia
Americold Realty Operations, Inc.	Delaware, U.S.A.
Icecap Properties NZ Limited	New Zealand
Nova Cold Logistics ULC	Nova Scotia, Canada